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                                BRT REALTY TRUST
                              60 Cutter Mill Road
                                   Suite 303
                              Great Neck, NY 11021
                           (516) 466-3100 - Telephone
                          (516) 466-3132 - Telecopier

BRT COMMENCES CASH TENDER OFFER FOR 1 MILLION SHARES OF EPR

GREAT NECK, N.Y., April 10, 2001 -- BRT Realty Trust (NYSE: BRT) announced today that it is commencing a cash tender offer to purchase up to 1,000,000 shares of beneficial interest of Entertainment Properties Trust (NYSE: EPR) for $18.00 per share. This represents a 29% premium to yesterday's closing price. BRT currently owns 1,355,600 shares, or approximately 9.2% of the outstanding shares of EPR.

Fredric H. Gould, BRT's Chairman and Chief Executive Officer, said, "BRT is making this offer to increase its investment in Entertainment Properties because we believe in the long-term value of EPR. The offer gives shareholders the chance to sell some of their shares at a significant premium and still retain an interest in EPR's future growth."

The tender offer is conditioned upon: (1) Fredric Gould's election and qualification to the Board of Trustees of EPR; and (2) the Board of Trustees granting BRT an unqualified exemption from the 9.8% ownership limitation in its Declaration of Trust and from the voting restrictions under Maryland law arising from BRT owning more than 10% of the shares. The offer is also subject to other customary conditions, but is not conditioned upon financing. The tender offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York City time on Tuesday, May 15, 2001, unless extended.

BRT is currently soliciting proxies for the election of Mr. Gould to the Board of EPR at the upcoming shareholders' meeting, currently scheduled for May 9, 2001.

Georgeson Shareholder Communications Inc. is acting as Information Agent for the offer and Proxy Solicitor for the election of Mr. Gould.

BRT Realty Trust is a mortgage-oriented real estate investment trust.

More detailed information pertaining to BRT's tender offer and proxy solicitation is set forth in BRT's tender offer statement, proxy statement and other filings to be made with the SEC. We urge shareholders to read BRT's tender offer statement, proxy statement and other relevant documents that have been and may be filed with the SEC because they do and will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about BRT and EPR, without charge, at the SEC's Internet site (HTTP://WWW.SEC.GOV). Copies of any filings containing information about BRT can also be obtained, without charge, by directing a request to BRT Realty Trust, 60 Cutter Mill Road, Great Neck, New York 11021, Attention: Secretary
(516) 466-3100).

Certain information contained herein is forward-looking. The forward-looking statements should not be relied upon since they involve known and unknown risks, uncertainties and other factors, which, in some cases, are beyond BRT's control and could materially affect actual results, performance or achievements.

Contact: Simeon Brinberg, Senior Vice President 516.466.3100.